FORM NT 10-K FOR STERLING WORLDWIDE CORPORATION FILED ON APRIL 14, 1998

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                                                 SEC File Number
                                                                     33-55254-29

                                                                    Cusip Number
                                                           859904 50 FORM 12b-25

                           NOTIFICATION OF LATE FILING

     (Check One) _X_ Form 10-K _ Form 20-F _ Form 11-K _ Form10-Q _ FormN-SAR

For  Period  Ended:  December 31, 1997
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[X]  Transition  Report on Form 10-K
[ ]  Transition  Report on Form 20-F
[ ]  Transition  Report on Form 11-K
[ ]  Transition  Report on Form 10-Q
[ ]  Transition   Report   on  From   N-SAR
       For  the   Transition   Period Ended:
                                            ------------------------------------

       READ ATTACHED  INSTRUCTION  SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR
TYPE

       Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART 1
              REGISTRANT INFORMATION STERLING WORLDWIDE CORPORATION

Full Name of Registrant Sterling Worldwide Corporation
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Former Name of Applicable Koala Capital Corporation
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Address of Principal Executive Office (Street And Number)
          153 St Johns Road Tunbridge Wells Kent TN4 UP United Kingdom
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Address of Registered Agent (Street And Number)
                            1800 E. Sahara Suite 107,
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City, State, and Zip Code  Las Vegas, Nevada 89104
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                       PART 11 - RULES 12b025(b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate Box)

[ ]    (a)   The reason  described in  reasonable  detail III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)   The subject annual report, semi-annual report, transition report on
             Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]    (c)   The accountant's statement or other exhibit required by Rule 12b-25
             (c) has been attached if applicable

                              PART III - NARRATIVE

       State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attached Extra Sheet if Needed)


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                          PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

            Anne M.E.Greyling        011441892                  541747
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                   (Name)           (Area Code)               (Telephone)

         (2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been file? If answer is no identify
report(s).       [ ]Yes [X]No       10-KSB December 31, 1997

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [ ]No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons, why a reasonable estimated of the results cannot be made:

Change in financial condition will occur as a result of acquisition of four corporate entities which own and operate and manage the Fort Thomas Hotel and Resort located in Basseterre St. Kitts, the discontinued operations of the companies Travel Net subsidiary, and various other acquisition due to difficulty in compiling past financial records of the operating entities quantifying all of the outstanding liabilities of the business acquired and preparing consolidated financial statements and audit thereof , no estimation of the changes in financial condition will be made prior to audit.

                         Sterling Worldwide Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 4/14/98                       By /s/  ANNE ME GREYLING
    --------------------------         -----------------------------------------
                                            ANNE ME GREYLING
                                            PRESIDENT

             INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative )other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See U.S.C.1001).

                               GENERAL INSTRUCTION

         1. This form is required by Rule 12b025 (17 CFR240.12b-25) of the General Rules and Regulation under the Securities Exchange Act of 1934.

         2. One signed orginal and four conformed copies of this form and amendments thereto must be completed and filed with the securities and Exchange Commission, Washington, DC 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The informatioon contained in or filed with the form will be made a matter of public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which class of securities of the registrant is registered.

         4. Amenddments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly indentified as an amendment notification.

         5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this Chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12 (c) of this Chapter).